

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Christopher Gaertner
Chief Financial Officer
DHC Acquisition Corp.
1900 West Kirkwood Blvd.
Suite 1400B
Southlake, TX 76092

   **Re:  DHC Acquisition Corp.**
     **Registration Statement on Form S-4 filed October 17, 2023**
     **Filed October 17, 2023**
     **File No. 333-275058**

Dear Christopher Gaertner:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed October 17, 2023

Questions and Answers
What equity stake will current shareholders of DHC and BEN hold in New BEN after the closing?, page 9

1.  We note that your disclosure does not take into account redemptions but provides a cross reference to the Unaudited Pro Forma Condensed Combined Financial Statements. Please additionally provide a cross reference to your sensitivity analysis reflecting DHC shareholders' equity ownership at minimum, maximum, and interim levels of redemption.

<u>Risk Factors</u>
<u>Risks Related to DHC's Business and the Business Combination, page 49</u>

2.    We note that you are seeking to extend your termination date to May 4, 2024, a date which is 38 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to May 4, 2024, does not comply with this rule, or advise. Further, disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

3.    With a view toward disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

<u>The Initial Shareholders who own DHC Ordinary Shares and Private Warrants will not . . ., page 52</u>

4.    We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

5.    Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

6.    Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Risks Relating to Ownership of New BEN's Common Stock Following the Business Combination
The market price and trading volume of New BEN Common Stock and New BEN Public Warrants may be highly volatile... , page 65

7.      It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Please include consistent revisions in each presentation of the sensitivity analysis.

8.      We note that DHC has experienced a significant number of redemptions and could experience further redemptions in connection with the business combination. Please add a risk factor highlighting the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms. Discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.

Proposal 1 - The Business Combination Proposal
Opinion of the DHC Financial Advisor, page 107

9.      Please disclose an explanation as to the reason the board sought to obtain a fairness opinion from Houlihan Capital.

10.     We note that you reference forecasts prepared by BEN management, which your financial advisor relied upon when preparing its fairness opinion. Please revise to include those projections, along with any key assumptions underlying the provided projections. If multiple sets of projections were prepared, please clearly disclose this, along with the reason for relying upon the selected projections.

11.     Please disclose the assumptions and limitations of the publicly traded companies that were identified for the Guideline Public Company Analysis by Houlihan Capital.  For example, disclose whether the type of transaction was considered in selecting the companies. We note that the majority of the companies included in the analysis undertook a firm commitment underwritten offering rather than a SPAC initial business combination.  Disclose whether you excluded companies that met the criteria and explain why each company was excluded.  Finally, disclose the estimated enterprise value for each selected company in the analysis and disclose whether Houlihan Capital applied any discount factor to companies at a more advanced stage of development than BEN.

12.     We note that the forecasts prepared by BEN management assume the company will reach an implied ARR between $101,007,594 and $118,832,464 by fiscal year 2025. Please disclose how the board determined that this rate of sustained growth was reasonable considering that BEN has yet to generate material revenues. Your disclosure should

clearly describe the basis for projecting this revenue growth and any contingencies that would affect it materializing.

Interests of Certain Persons in the Business Combination, page 112

13.     Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

14.     Please clarify, if true, that the initial shareholders, the sponsor and its affiliates can earn a positive rate of return on their investment, even if other DHC public shareholders experience a negative rate of return in the post-business combination company.

15.     Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Information about BEN, page 166

16.     You state that BEN is "a next-generation provider of conversational AI avatar platforms." Please revise to provide a clear and concise overview of BEN's current and future business operations and include a timeline for generating revenue. Discuss the product offerings, use cases, and end customers and distinguish clearly between the products and services that currently comprise BEN's operations and any future business activities or aspects of the business that are to be phased in at a later date. Disclose that BEN generated no revenues in 2023 and minimal revenues in 2022 which was attributable to BEN's beta testing of its mobile advertising platform which appears to be unrelated to the conversational AI avatar platform.

Our History, page 167

17.     We note that you have recently refocused your product development. Please revise to disclose, if true, that you are no longer pursuing the revenue generating mobile advertising platform described in your results of operations on page 182.

Our Growth Strategies, page 172

18.     We note your reference to "long-term definitive agreements with industry leaders like CareGard." Please describe the material terms of this agreement and file it as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of BEN
Results of Operations
Comparison of the Six Months Ended June 30, 203 and 2022
General and administrative expenses, page 182

19. We note your general and administrative expenses increased 640% compared to the prior year, primarily due to $4.3 million increase in stock-based compensation. Expand your disclosure to clarify the nature of this increase in stock-based compensation. Refer to Item 303(b)(2) of Regulation S-K.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 197

20. Please revise the notes to explain the nature of each adjustment in addition to their effect on the pro forma amounts. For example, adjustment K is establishing a liability for unpaid transaction fees which should be clearer as it results in a significant obligation and causes a working capital deficit. Another example is adjustment H which is due to modification of BENs capital structure (i.e., conversion of DHC Class B stock into DHC Class A). In this regard, the note should explain why the adjustment is occurring and why the accumulated deficit is being adjusted.

BEN Executive Compensation, page 220

21. Please revise to include compensation for BEN's two most highly compensated executive officers other than the principal executive officer, who were serving as executive officers at the end of 2022. Refer to Item 402(m)(2)(ii) of Regulation S-K.

22. You disclose that Tyler Luck, your sole executive officer, received no compensation in 2022. Please revise to include any amounts that were provided to Mr. Luck by a third party where the purpose of the transaction was to furnish compensation to him. Further, Item 402(m) of Regulation S-K requires the compensation for two of the most highly compensated executive officers other than the principal executive officer. We note, for example, that Paul Chang, serves as BEN's Global President. Please provide a detailed analysis as to why you believe that Mr. Chang does not qualify as an executive officer under Rule 405. Please confirm that you included the compensation for all executive officers, including any vice president in charge of a principal business unit, division or function.

Security Ownership of Certain Beneficial Owners and Management, page 235

23. Please identify the natural persons who have voting or dispositive power with respect to the shares held by DHC Sponsor LLC, Aristeia Capital, L.L.C., and Millenium Management LLC.

Report of Independent Registered Public Accounting Firm, page F-46

24.   Please have your auditors revise their audit report to include the city and state from which the auditor's report has been issued. Refer to PCAOB AS 3101.10.c.

Consolidated Statements of Operations, page F-48

25.   Please explain the nature of the Gain on debt extinguishment of $548,563 recognized in 2022. In this regard, we note your total liabilities as of December 31, 2021 was $290,261.

Unaudited Condensed Consolidated Balance Sheets, page F-63

26.   We note that the number of common shares issued and outstanding as of June 30, 2023 as presented in the balance sheet does not match the number of common shares as of June 30, 2023 as presented in the Unaudited Consolidated Statements of Changes in Stockholders' Equity (Deficit) on page F-65. Please advise or revise accordingly.

Notes to Unaudited Condensed Consolidated Financial Statements
Note C - Acquisitions , page F-72

27.   Please address the following items related to your transaction with DM Lab:

-   Describe and disclose the nature of the Developed technology that was acquired in this transaction.  Tell us whether the technology has been commercialized.
-   Explain in sufficient detail how you determined the Developed technology to be initially recognized at $17,678,370. Refer to FASB ASC 805-50-30.
-   Explain how you determined the fair value of your common shares to be $1 per share at the date of this transaction. Please reconcile this value to the $0.0154 per share that was determined in the valuation analysis that you received in 2022 as disclosed on page F-57.
-   Explain how you determine that the Developed Technology intangible asset should have a useful life of 15 years. Tell us how you considered the effects obsolescence, competition, and rapid changes that may be occurring in the development of software products. That is, given the history of rapid changes in technology, software often has had a relatively short useful life.

Note L - Subsequent Events, page F-77

28.   We note your disclosure that you have made progress towards your intention to acquire a company, and that, as of September 2023, you have successfully completed the due diligence process and both parties have executed a definitive purchase agreement. Please provide us with a comprehensive analysis that specifically addresses (i) the remaining steps to complete the merger, (ii) whether the assets and assumed liabilities to be acquired meet the definition of a business, (iii) significance of the acquiree and (iv) whether the consummation of the business acquisition is probable. Refer to Rule 8-04 of Regulation S-X. Please also address the need for pro forma financial information pursuant to Rule 8- 05

of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Kevin Cooper